Exhibit 99.1

Pembina Pipeline Corporation Provides Update on Active Wildfires

CALGARY, Alberta--(BUSINESS WIRE)--May 8, 2023--Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA) today provided an update on the operational impacts of the ongoing wildfires in Alberta and British Columbia ("B.C.").

Wildfires in Alberta and B.C. have resulted in evacuation orders in several areas where Pembina has operations. Our priority is the health and safety of our people, impacted communities, and the environment. Pembina has accounted for all of our employees and contractors in the affected areas, and we are working to ensure they remain safe and receive the support they need. Our thoughts are with all impacted communities during this difficult time.

We are evaluating current and anticipated operational impacts, and as part of our emergency response procedures we are working with all appropriate authorities to ensure necessary protocols are in place to mitigate risks.

Assets currently shut down include the Saturn I and II gas plants at the Saturn Complex north of Hinton, Alberta, and the Duvernay Complex, west of Fox Creek, Alberta, with a combined processing capacity of 443 million cubic feet per day, net to Pembina. Various related pump stations, gathering systems and other supporting infrastructure are also shut down.

The Wapiti Gas Plant, KA Plant and K3 Plant, as well as the Peace Pipeline system 20-inch line from Fox Creek, Alberta to Edmonton, Alberta, were temporarily shut down, however these assets have been safely restarted.

To date, Pembina is not aware of any material damage to its assets. We continue to monitor this dynamic situation closely and as soon as it is safe to do so, operators will begin accessing the other impacted sites and implementing a phased restart plan for the impacted assets.

Ongoing operational updates, as required, will be available at www.pembina.com/media-centre/media-statement/.

About Pembina

Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America's energy industry for more than 65 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and a growing export terminals business. Through our integrated value chain, we seek to provide safe and reliable infrastructure solutions which connect producers and consumers of energy across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, please visit pembina.com.

Forward-Looking Information and Statements

This document contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "schedule", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "trend", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance. Pembina makes no representation that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking information contained herein is made as of the date hereof, unless otherwise noted, and Pembina does not undertake any obligation to update or to revise any forward-looking information, whether as a result of new information, future events or otherwise. Additional information on factors that could affect Pembina, or its operations or financial results, are included in Pembina's most recently filed Management’s Discussion & Analysis and Annual Information Form for the year ended December 31, 2022 and from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com. Any forward-looking information contained herein is expressly qualified by this cautionary statement.

Contacts

For further information:

Investor Relations
(403) 231-3156
1-855-880-7404 (toll-free)
e-mail: investor-relations@pembina.com

Media Relations
(403) 691-7601
1-844-775-6397 (toll-free)
e-mail: media@pembina.com
www.pembina.com